                      VWR SCIENTIFIC PRODUCTS CORPORATION
                              1310 GOSHEN PARKWAY
                             WEST CHESTER, PA 19380

June 14, 1999

Fellow Shareholders:

     We are pleased to inform you that VWR Scientific Products Corporation has entered into an Agreement and Plan of Merger with EM Laboratories, Incorporated, the subsidiary of Merck KGaA that together with its affiliates already owns approximately 49.89% of VWR. Pursuant to the Agreement a wholly-owned subsidiary of EM Laboratories is commencing a tender offer to purchase all of the outstanding shares of Common Stock of VWR for $37 per share in cash. The tender offer will be followed by a merger in which holders of any shares of Common Stock not tendered pursuant to the tender offer will receive the same cash price paid per share pursuant to the tender offer. As a result of the merger, VWR will become a wholly-owned subsidiary of EM Laboratories.

     The Directors of VWR who are not representatives of Merck KGaA have determined that the EM Laboratories tender offer and the merger are fair to and in the best interests of VWR and its shareholders, and recommend that shareholders accept the offer and tender their shares. These Directors intend to tender their VWR shares to EM Laboratories.

     Enclosed are the Offer to Purchase, dated June 14, 1999, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Directors' conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

     The Board of Directors and the management and employees of VWR thank you for your support.

                                          Sincerely,

                                          JERROLD B. HARRIS

                                          Jerrold B. Harris
                                          President and
                                          Chief Executive Officer